November 21, 2024

Ruilin Xu
Chief Executive Officer
Top KingWin Ltd.
Room 1304, Building No. 25, Tian   an Headquarters Center, No. 555
North Panyu Avenue, Donghuan Street
Panyu District, Guangzhou, Guangdong Province, China, 511400

       Re: Top KingWin Ltd.
           Registration Statement on Form F-3
           Filed November 6, 2024
           File No. 333-283030
Dear Ruilin Xu:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
Cover Page

1. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries in China and that this holding company structure involves unique risks to investors. Explain whether the holding company structure is used to provide investors with exposure to foreign investment in China-based companies where
       Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering
 November 21, 2024
Page 2

      for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2. Provide prominent disclosure about the legal and operational risks associated with
      being based in or having the majority of the company   s operations in
China. Your
      disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory
      actions by China   s government, such as those related to the use of
variable interest
      entities and data security or anti-monopoly concerns, have or may impact the
      company   s ability to conduct its business, accept foreign investments, or list on a U.S.
      or other foreign exchange. Please disclose the location of your auditor
s headquarters
      and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page. Lastly, please include cross-
      references to the individual risk factors identified on the cover page.
3. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
4. We note your disclosure on page 32 that all your assets are "located outside of the
      United States." We also note that all your directors and officers "are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States." To the extent that you have operations or directors and officers located in Hong Kong, please disclose on the cover page how regulatory actions related to data security or anti-monopoly concerns in Hong Kong
      have or may impact the company   s ability to conduct its business,
accept foreign
      investment or list on a U.S./foreign exchange.
5. Please revise here and the section captioned "Our Business" to provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable as well as any tax consequences. Lastly, please provide a cross-reference to the consolidated financial statements.
6. Please amend your disclosure here and in the summary of risk factors section to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a
      PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions in the summary of risk factors and risk factors sections.
 November 21, 2024
Page 3

7. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or investors. Provide a cross-reference to your discussion of this issue in your summary, summary of risk factors and risk factors sections, as well.
8. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.);
      alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.
Commonly Used Defined Terms, page iii

9.    We note that your definition of China and the PRC excludes Hong Kong.
Please
      revise to state here, or in an appropriate discussion of legal and operational risks, that the legal and operational risks associated with operating in China also apply to operations in Hong Kong.
Our Business, page 1

10. Please revise this section to clearly disclose that the company uses a structure that involves subsidiaries in Hong Kong and China and what that entails. Describe how this type of corporate structure may affect investors and the value of their investment, including how and why it may be less effective than direct ownership. Additionally, please identify the entity (including the domicile) in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted.
      Lastly, please revise the diagram of the company's organizational structure on page 2 to identify the shareholders and their percentage shareholdings in Top KingWin Ltd.
11.   Please include here a summary of risk factors and disclose the risks that your
      corporate structure and being based in or having the majority of the
company   s
      operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 November 21, 2024
Page 4

       Lastly, please ensure that each summary risk factor related to your operations in China is accompanied by a cross-reference (title and page) to the relevant individual detailed risk factor.
12. Please revise here to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory
       Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state
       affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In doing so, explain how you arrived at your conclusion and the basis for your conclusion. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Joan Wu